Exhibit 99.2

Nexxen Announces Updates to 2025 Annual General Meeting Proposals

NEW YORK, December 26, 2025 – Nexxen International Ltd. (NASDAQ: NEXN) (“Nexxen” or the “Company”), a global, flexible advertising technology platform with deep expertise in data and advanced TV, today announced that it has published a Supplemental Proxy Statement in connection with its 2025 Annual General Meeting of Shareholders scheduled for December 30, 2025 (the “AGM”).

The Supplemental Proxy Statement reflects updates to certain AGM proposals relating to the composition of Nexxen’s Board of Directors and the Company’s compensation arrangements. The updated AGM proposals were approved by the Company’s Board of Directors following input received from shareholders and are intended to better align the proposals with shareholder interests.

The Supplemental Proxy Statement, which includes full details regarding the updated proposals and AGM logistics, is available for review under the “Annual Reports & Circulars” section of Nexxen’s investor relations website at  https://investors.nexxen.com/. A copy of the Supplemental Proxy Statement is also being furnished to the U.S. Securities and Exchange Commission under cover of Form 6-K.

The Board of Directors recommends that shareholders vote in favor of (“FOR”) all AGM proposals and urges shareholders to vote so that their votes will be counted at the AGM or at any postponements or adjournments of the AGM.

The Company will count towards the tally of votes for the AGM all proxy cards or voting instruction forms that have already been properly completed and submitted. Accordingly, a shareholder who already submitted a proxy card or voting instruction form is not required to resubmit such form unless such shareholder elects to resubmit a new proxy card or voting instruction form, in which case the new submission will replace the original vote.

About Nexxen

Nexxen empowers advertisers, agencies, publishers and broadcasters around the world to utilize data and advanced TV in the ways that are most meaningful to them. Our flexible and unified technology stack comprises a demand-side platform (“DSP”) and supply-side platform (“SSP”), with the Nexxen Data Platform at its core. With streaming in our DNA, Nexxen’s robust capabilities span discovery, planning, activation, monetization, measurement and optimization – available individually or in combination – all designed to enable our partners to achieve their goals, no matter how far-reaching or hyper niche they may be.

Nexxen is headquartered in Israel and maintains offices throughout the United States, Canada, Europe and Asia-Pacific, and is traded on Nasdaq (NEXN). For more information, visit www.nexxen.com.

Forward Looking Statements

This press release contains forward-looking statements, including forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities and Exchange Act of 1934, as amended. Forward-looking statements are identified by words such as “anticipates,” “believes,” “expects,” “intends,” “may,” “can,” “will,” “estimates,” and other similar expressions. However, these words are not the only way Nexxen identifies forward-looking statements. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors that may cause Nexxen’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including, but not limited to, the following: negative global economic conditions, including risks related to tariff impacts or policy shifts (including trade negotiations or enforcement actions) that could materially affect market sentiment, consumer behavior and advertising demand; global conflicts and war, including the war and hostilities between Israel and Hamas, Hezbollah, the Houthis in Yemen and Iran, and how those conditions may adversely impact Nexxen’s business, customers and the markets in which Nexxen competes; changes in industry trends; and other negative developments in Nexxen’s business or unfavorable legislative or regulatory developments. Nexxen cautions you not to place undue reliance on these forward-looking statements. For a more detailed discussion of these factors, and other factors that could cause actual results to vary materially, interested parties should review the risk factors listed in the Company’s most recent Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (www.sec.gov) on March 5, 2025. Any forward-looking statements made by Nexxen in this press release speak only as of the date of this press release, and Nexxen does not intend to update these forward-looking statements after the date of this press release, except as required by law.

Nexxen, and the Nexxen logo are trademarks of Nexxen International Ltd. in the United States and other countries. All other trademarks are the property of their respective owners. The use of the word “partner” or “partnership” in this press release does not mean a legal partner or legal partnership.

For further information please contact:

Nexxen International Ltd.
Billy Eckert, Vice President of Investor Relations
ir@nexxen.com

Caroline Smith, Vice President of Communications
csmith@nexxen.com